



29 July 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
28.07.03	LSE Notification –Edward John Michael Bramson – shares acquired

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

Craig Slater
Finance Director

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Company —4imprint Group PLC
TIDM —FOUR
Headline —Holding(s) in Company
Released —18:31 28 Jul 2003
Number —0554O

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

4imprint Group plc

2) Name of shareholder having a major interest

Edward John Michael Bramson

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PH Nominees Limited

5) Number of shares/amount of stock acquired

4,250,000

6) Percentage of issued class

14.8%

7) Number of shares/amount of stock disposed

/

8) Percentage of issued class

/

9) Class of security

Ordinary 38 - 6/13p shares

10) Date of transaction

Not advised

11) Date company informed

28 July 2003

12) Total holding following this notification

4,250,000 ordinary shares

13) Total percentage holding of issued class following this notification

14.8%

14) Any additional information

15) Name of contact and telephone number for queries

Carla Watts 0870 757 1287

16) Name and signature of authorised company official responsible for making this notification

Carla Watts 0870 757 1287

Date of notification ....28 July 2003.....

END

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